
PROPERTY
LOCATION
CASSIAR
DEASE LAKE
FORT NELSON
STEWART
FORT ST. JOHN
DAWSON CREEK
MACKENZIE
PRINCE RUPERT
MASSET
TERRACE
KITIMAT
SMITHERS
BURNS LAKE
PRINCE GEORGE
BELLA COOLA
WILLIAMS LAKE
PORT HARDY
CAMPBELL RIVER
POWELL RIVER
PORT ALBERNI
NANAIMO
VANCOUVER
VICTORIA
KAMLOOPS
SALMON ARM
VERNON
KELOWNA
PENTICTON
TRAIL
NELSON
KIMBERLEY
CRANBROOK
FERNIE
GOLDEN
REVELSTOKE

PROFESSIONAL
PROVINCE OF
K. W. GEIGER
BRITISH COLUMBIA
ENGINEER

MENZIES BAY GROUP

Fig. 1 LOCATION MAP

N.T.S. 92K Nanaimo, M.D., B.C.

0 100 200 400 KM.